Exhibit 99.1

MINUTES OF THE SPECIAL GENERAL MEETING HELD ON JULY 8, 2009

(Drawn up in summarized form, as contemplated in section 130, first paragraph, Law No. 6,404/76)

DATE, TIME AND PLACE: July 8, 2009, at 12h, at the head offices of the Company, at Av. Escola Politécnica, 760, in the city of São Paulo, State of São Paulo. ATTENDANCE: Shareholders representing 70.67% of the voting capital attended the meeting. The following individuals, representing the Company, also attended the meeting: Mr.José Antonio do Prado Fay, Chief Executive Officer, Mr. Leopoldo Viriato Saboya, Chief Financial and Investor Relations Officer, Mr. José Mauricio Mora Puliti, Control and Planning Officer, and representing the members of the Audit Committee, Mr. Attílio Guaspari. Mr. Osmar Castellani, Mr. Edgar Salem and Mrs. Carla Bellangero, representatives of Banco de Investimentos Credit Suisse (Brasil) S.A., Planconsult Planejamento e Consultoria Ltda and KPMG Auditores Independentes, respectively, also attended the meeting. MEETING NOTICE: Published in the following newspapers: Diário Oficial do Estado de São Paulo and Valor Econômico (São Paulo issue), on 23, 24 and June 25, 2009. BOARD: Nildemar Secches, Chairman, and Edina Biava, Secretary. AGENDA: 1. Amendment of Section 1 of the Bylaws to change the corporate name of Perdigão S.A. to BRF – Brasil Foods S.A.; 2. Amendment of Section 2 of the Bylaws to change the Company´s registered headquarters from the city of São Paulo (SP) to the city of Itajaí (SC); 3. Amendment of Section 16 of the Bylaws to increase the number of effective and alternate members of the Board of Directors from 8 (eight) to between 9 (nine) and 11 (eleven) members; 4. Insertion of Section 51 and respective paragraphs in the Bylaws, in order to create, on a transition basis, the structure of a Co-Chairman as part of the Company’s Board of Directors; 5. Election of 3 (three) members and their respective alternates to the Board of Directors, one of them being the Co-Chairman, should the proposals mentioned under items 3) and 4) be approved; 6. Amendment of Paragraph one of Section 5 of the Bylaws to increase the Company’s authorized capital from 250,000,000 common shares to 500,000,000 common shares permitting the increase in outstanding capital stock as a result of the propose primary public offering for by the Company, the request for registration of which has been filed with ANBID – the National Association of Investment Banks on June 5 2009; 7. Modification of item 9) of Section 18 of the Bylaws to exclude the authority from the Board of Directors to decide on the opening and closing of branches, agencies, offices and other establishments of the Company, exclusively in any location in Brazil, this function now becoming the prerogative of the Board of Executive Officers; 8. Consider the terms and conditions for the Protocol and Justification for the Merger of the Shares, Issued by HFF Participações S.A., by Perdigão S.A. (“Protocol and Justification”) with respect to the merger of shares of HFF Participações S/A (“HFF”) by the Company; 9. Ratify the engagement

PERDIGÃO S.A.

Publicly-traded company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 35.300.149.947

and appointment of institution preparing appraisal report: (a) Banco de Investimentos Credit Suisse (Brasil) S/A, enrolled in the corporate taxpayers’ register (CNPJ/MF) under number 33.987.793/0001-33 (“Credit Suisse”), responsible for the appraisal report determining the exchange ratio of the shares issued by HFF for shares issued by Perdigão; (b) Planconsult Planejamento e Consultoria Ltda., enrolled in the corporate taxpayers’ register (CNPJ/MF) under number 51.163.298/0001-23, responsible for the evaluation of the shares of both the Company and also HFF for the purposes of deciding the increase of the Company’s capital; 10. Consider the appraisal reports and the exchange ratio contained in the appraisal report prepared by Credit Suisse; 11. Consider the merger of the shares issued by HFF by the Company and approve the increase of the Company´s capital stock to be effected by means of the transfer of the merged shares. RESOLUTIONS: After the discussions related to the matters contained in the agenda, the shareholders of the Company resolved, by majority of votes to: 1. Approved the amendment to section 1 of by the Bylaws of the Company, by changing its corporate name to BRF – Brasil Foods S.A., which shall read as follows: “Section 1 - BRF – BRASIL FOODS S.A. is a Company organized in accordance with an instrument filed with JUCESP under No. 35300149947, on May 14, 1997, which is governed by these Bylaws and the applicable legal provisions”; 2. Approved the amendment to Section 2 of by the Bylaws, in order to change the address of the head offices from the city of São Paulo, State of São Paulo to the city of Itajaí, State of Santa Catarina, which shall read as follows: “Section 2 – The head offices of the Company are located in the city and judicial district of Itajaí, State of Santa Catarina, at Rua Jorge Tzachel, No. 475, District Fazenda, and it may open branches, agencies, offices and other facilities in any part of the national territory or abroad”. 3. Approved the amendment to section 16 of by the Bylaws by increasing the number of standing and alternate members of the Board of Directors from eight (8) to a figure that may vary from nine (9) to eleven (11) members, and it shall read as follows: “Section 16 – The Board of Directors is composed of nine (9) to eleven (11) standing members, and the same number of alternates, of whom at least twenty percent (20%) shall be Independent Directors, as set forth in First Paragraph, shareholders of the Company, elected by the General Meeting, with a concurrent term in office of two (2) years, reelection allowed”. 4. Approved the inclusion of Section 51 and respective paragraphs thereof to the Bylaws in order to transitorily create the structure of Co-Chairman of the Board of Directors of the Company, and the Bylaws shall contain the following section: “Section 51 – The Board of Directors shall, on a transition basis, have two (2) Co-Chairmen with identical privileges and duties, and who shall be appointed by the General Meeting, under the paragraphs below. First Paragraph – On resolutions of the Board of Directors, no Co-Chairman shall have a casting vote in the event of tie in the voting, but only their respective regular personal votes, and the casting vote provision set forth in Section 17 of these Bylaws is hereby suspended. Second Paragraph – The privileges and duties of the Chairman of the Board of Directors set forth in these Bylaws shall be performed jointly by the Co-Chairmen. Third Paragraph – In the event of absence or impediment of the Co-Chairmen, or in the event of vacancy of the offices, they shall be replaced by their respective Vice-Chairmen, who shall also be appointed by the General Meeting. Fourth Paragraph – The provisions of this Section shall no longer apply after the Annual General Meeting to be held within the four first months after the end of the 2011 fiscal year, at which time the members of the Board of Directors shall be elected, and one Chairman and one Vice-Chairman shall be appointed, and the casting vote provision set forth in second paragraph of Section 17 of these Bylaws shall be effective again.”. 5. Considering the approval of the matters referred to in items “3” and “4” above, approve the election of three (3) members and their respective alternates for the Board of Directors, with a term in office until the 2011 Annual General Meeting, and of them shall be the Co-Chairman, namely: Mr. Luiz Fernando Furlan, Brazilian, married, businessman, enrolled with the Brazilian Roll of Individual Taxpayers (CPF) under No. 019.489.978-00, Identity Card (RG) No. 2.985.393 SSP/SP, residing and domiciled at Barueri/SP for the office Co-Chairman; and as the respective Alternate thereof: Mrs. Diva Helena Furlan, Brazilian, married, lawyer, enrolled with the CPF under No. 023.323.648-11, Identity Card (RG) No. 2.985.455-6 SSP/SP, residing and domiciled at São Paulo/SP; Mr. Walter Fontana Filho, Brazilian, married, economist, enrolled with the CPF under No. 947.648.408-04, Identity Card (RG) No. 4.250.008 SSP/SP, residing and domiciled at São Paulo/SP for the office of Director; and as the respective Alternate thereof: Mr. Eduardo Fontana D’Ávila, Brazilian, married, civil engineer, enrolled with the CPF under No. 947.648.328-87, Identity Card (RG) No. 5.142.157 SSP/SP, residing and domiciled at São Paulo/SP; and Mr. Vicente Falconi Campos, Brazilian, married, engineer, enrolled with the CPF under No. 000.232.216-15, Identity Card (RG) No. 1.476.273 SSP/MG, residing and domiciled at Belo Horizonte/MG for the office of Director; and as the respective Alternate thereof: Mr. Roberto Faldini, Brazilian, married, businessman, enrolled with the CPF under No. 070.206.438-68, Identity Card (RG) No. 3.182.138-8 SSP/SP, residing and domiciled at São Paulo/SP; 6. Approved the amendment to First Paragraph, Section 5 of the Bylaws by increasing the cap of the Company’s authorized capital from 250,000,000 common shares to 500,000,000 common shares, in order to allows for the capital increase arising of the public offering of primary distribution of common shares issued by the Company, the request of which was filed with ANBID on June 5, 2009, and it shall read as follows: “First Paragraph – The Company is authorized to increase its capital stock, without amending the Bylaws, up to the limit of five hundred million (500,000,000) common shares, by resolution of the Board of Directors, which shall determine the conditions of issuance, including the price and term of payment”. 7. Approved the amendment to item “9”, section 18 of the Bylaws, removing the authority of the board of directors to resolve on the opening and closing of branches, agencies, offices and other facilities of the Company exclusively in any place of the national territory, and such duty shall be of the Management Board; with the following wording for item 9 of section 18 of the Bylaws: “resolve on the opening and closing of branches, agencies, offices and other facilities of the Company outside of the national territory”. 8. Approved in full and without exceptions the terms and conditions of the Protocol and Justification, executed by the officers of the Company and HFF on June 22, 2009, a copy of which, as certified by the Board, shall be filed at the head offices of the Company; 9. Ratified and approve the appointment and retaining of appraising companies, (a) Banco de Investimentos Credit Suisse (Brasil) S.A., enrolled with the Brazilian Roll of Corporate Taxpayers (CNPJ/MF) under No. 33.987.793/0001-33 (“Credit Suisse”), in charge of preparing the appraisal report of the ratio of substitution of shares issued by HFF for shares issued by Perdigão, a copy of which, as certified by the Board, shall be filed at the head offices of the Company; (b) Planconsult Planejamento e Consultoria Ltda., enrolled with the CNPJ/MF under No. 51.163.798/0001-23, (“Planconsult”), in charge of preparing the appraisal report of the shares of the Company and HFF for purposes of determining the capital increase of the Company, a copy of which, as certified by the Board, shall be filed at the head offices of the Company; 10. Approved, without exceptions, such appraisals referred to in item “9” above; 11. Approved the merger of all shares issued by HFF into the assets of the Company, upon the terms of the Protocol and Justification, with the consequent annotation in the competent records, and conversion of HFF into a wholly-owned subsidiary of the Company and to authorize the capital increase of BRF, upon conference of 226,395,405 shares issued by HFF, based on the economic value of such shares, in the amount of R$ 1,482,889,902.75 by issuing 37,637,557 new common, nominative shares without face value with issuance price of R$ 39.40 by share, and the capital shall no longer be R$ 3,445,043,795.00, but rather R$ 4,927,933,697.75; 11.1 Record in the minutes that: (a) upon the terms of Section 3.1 of the Protocol and Justification, the shareholders of HFF shall receive 0.166247 common shares issued by the Company in substitution for each common share issued by HFF to be merged into the shareholders’ equity of the Company; and (b) upon the terms of Section 3.2.2 of the Protocol and Justification, the fractions of common shares resulting of the substitution of the position of each shareholder of HFF who does not join with other shareholders of HFF in order to form whole figures shall be rounded downwards to the closest whole number, and the difference shall be paid in cash by BRF within thirty (30) business days counted from receipt of the funds arising of the disposal, at BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros, of the shares corresponding to such set of fractions; 11.2 Records in the minutes that the managers of Perdigão shall be authorized to take all actions required to make effective and formalize the merger of shares resolved herein, including transfer of the shares issued by HFF to be held thereby, as well as those related to filing and publication of the corporate acts and annotations required by the competent governmental authorities; 11.3 As a result, amendment of the caption of section 5 of the Bylaws of Perdigão is hereby approved, and it shall read as follows: “SECTION 5 – The subscribed and paid-in capital stock is R$ 4,927,933,697.75 (four billion, nine hundred and twenty-seven million, nine hundred thirty-three thousand, six hundred and ninety-seven reais and seventy-five cents), divided into 244,595,660 (two hundred and forty-four million, five hundred ninety-five thousand and six hundred and sixty) common shares without par value”. 12. Considering the resolutions above, the shareholders restate the Bylaws of the Company, and all other provisions thereof shall remain unchanged, as attached hereto. DOCUMENTS ATTACHED: 1. Shareholder Attendance List; and 2. Restated Bylaws. DOCUMENTS FILED WITH THE COMPANY: 1. Powers of attorney granted; 2. Statement of votes. CLOSING: After these minutes were read and approved, they were executed by all attending individuals. Publication of these minutes omitting the signatures of the parties was authorized, as set forth in Section 130, Second Paragraph, Law No. 6,404/76. São Paulo, State of São Paulo, July 8, 2009. Nildemar Secches, Chairman and Edina Biava, Secretary. ATTENDING SHAREHOLDERS: PETROS - Fund. Petrobrás Seg. Soc.; BIRD FUNDO DE INVESTIMENTO EM AÇÕES; SHAN BAN CHUN; FUNDO DE INV EM ACOES ACAO; FUND VALE R DOCE SEG SOC VALIA; CAIXA PREVID FUNC DO BCO DO BR; MARCIA DA SILVA PETRY; CLICA VOIGT ADM LTDA; GERD EDGAR BAUMER; VOIGT SCHWARTZ ADM LTDA; EGGON JOAO DA SILVA; SI VOIGT ADMINISTRADORA LTDA; EGGON JOAO DA SILVA ADM LTDA; DABLIUVE ADMINISTRADORA LTDA; WEG PART E SERVICOS S A; FUND SISTEL SEGURIDADE SOCIAL; FPRV1 SABIA FIM PREVIDENCIARIO; INFINITY VALUE INVESTMENTS LLC; TOP PICKS VALUE INVESTORS LLC; NOHAD TOUFIC HARATI; FIA PACTUAL BLUE CHIPS; FIA PACTUAL ANDROMEDA; PORTO FORTE INVESTIMENTOS FIA; MARCOS HECHT; FI MULTIMERCADO PACTUAL HEDGE PLUS; CELIO AFONSO DA SILVA; MARTINUS THEODORUS VAN DE BILT; ANNA VICTORIA LEMANN OSORIO; THOMAZ ANDRADE CONDE; DOMINGOS HENRIQUE LEAL BRAUNE; FIA PACTUAL

DINAMICO; CLUBE DE INVESTIMENTO PACTUAL 1; BANCO UBS PACTUAL S.A.; CHRISTIAN VAN HOEGAERDEN HERRMANN TELLES; MAX VAN HOEGAERDEN HERRMANN TELLES; JOÃO ARGON PRETO DE OLIVEIRA FILHO; DECIO PEREIRA MATOS; VICINVEST S.A.; FI MULTIMERCADO PACTUAL ARBITRAGEM; JOSE CARLOS SUSSEKIND; FIA PACTUAL EVENTOS CORPORATIVOS; RUBENS MOLL FILHO; ANNA AMELIA GONÇALVES FARIA; FI MULTIMERCADO PACTUAL SELECT BOLSA; JORGE PAULO LEMANN; PARAIBUNA FIA; FI MULTIMERCADO PACTUAL HEDGE INSTITUCIONAL; AMAZONAS FIA PREVIDENCIARIO; FIF ESPECIALMENTE CONSTITUIDO PACTUAL SELECT PREVIDENCIA; PAULO CESAR AVILA DE SOUZA; FERNANDO DE CASTRO RODRIGUES; NEUSA MARIA MECENE; FIM PREV 1; FIM PREV 2; FUNDO MUTUO DE INV EM AÇÕES CART. LIVRE-RASPSAG; HILTON MADEIRA; FIA EXCLUSIVO SARLAT; FUNDO DE INVESTIMENTO MULTIMERCADO EDUCA; FUNDO DE INVESTIMENTO DE AÇÕES TARPON CFJ; FUNDO DE INVESTIMENTO DE AÇÕES MOSAVI; FUNDO DE INVESTIMENTOS EM AÇÕES PRVICOKE RV; FUNDO DE INVESTIMENTO MULTIMERCADO KONDOR; FIA CINCO CINCO; UBS PACTUAL FUNDAMBRAS FUNDO DE INVESTIMENTO DE AÇÕES; FI MULTIMERCADO PACTUAL HEDGE; UBS PACTUAL PENSION  FUNDO DE INVESTIMENTO PREVIDENCIARIO; UBS PACTUAL PENSION MM FUNDO DE INVESTIMENTO PREVIDENCIARIO; KONDOR 60 FUNDO DE INVESTIMENTO MM; FUNDO DE INVESTIMENTO DE AÇÕES FORTALEZA; FUNDO DE INVESTIMENTO MULTIMERCADO CREDITO PRIVADO JO; CLUBE DE INVESTIMENTO GALPE; MAXIMILIANO SELISTRE CARLOMAGNO; IM TRUST AS ADMINISTRADORA GENERAL DE FONDOS F FONDO M; UBS PACTUAL FUNDO DE INVESTIMENTO MULTIMERCADO PCP LOCAL; PAULO ALBERTO LEMANN; TOTAL RETURN INVESTMENTS LLC; STRATEGY VALUE INVESTMENTS LLC; SYMMETRY VALUE INVESTMENTS LLC; ETOILE INVESTMENTS LLC; FRUHLING INVESTMENTS LLC; KONDOR LLC; IM TRUST AS ADMINISTRADORA GENERAL FONDO-F M IM TRUST AL BRAIL-L; PERDIGAO SOC PREV PRIVADA; EQUILIBRIUM INVESTMENTS LLC; TRIESTRE ll LLC; POSTO 12 LLC; ATAULFO LLC; FUNDO DE INVESTIMENTO DE AÇÕES SAINT ANDREWS; NEY ANTONIO FLORES SCHWARTZ; NILDEMAR SECCHES; THE B O N YORK ADR DEPARTMENT ; VIRGINIA RETIREMENT SYSTEM; CITIGROUP EMERGING MARKET TRUST; WELLINGTON TRUST COMPANY N.A.; WELLINGTON TRUST COMPANY N.A.; PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO; STATE STREET EMERGING MARKETS; MORGAN STANLEY INVESTMENT MANAGEMENT EMERGING MARKETS TRUST; GE GLOBAL EQUITY FUND; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; GENERAL ELECTRIC PENSION TRUST; GENERAL ELECTRIC PENSION TRUST; THE BRAZIL MSCI EM MKTS INDEX COMMON TRUST FU; RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND; RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; EATON VANCE TAX-MANAGED EMERGING MKTS FUND; IBM SAVINGS PLAN; FRANK RUSSELL TR CO COM EMPL BEN FDS TR; FRANK RUSSELL TR CO COM EMPL BEN FDS TR; WELLINGTON TRUST COMPANY N.A.; GENERAL ELECTRIC PENSION TRUST; GENERAL ELECTRIC PENSION TRUST; THE CALIFORNIA STATE TEACHERS RETIREMENT SYS.; STATE OF CALIFORNIA PUBLIC EMPLOYEES RET SYS.; GREEN LINE LATIN AMERICAN GROWTH FUND; TORONTO DOMINION E.MARKETS FUND; GENERAL ELECTRIC PENSION TRUST; THE MASTER T B OF JAPAN LTD RE MTBC400035147; VAN KAMPEN S F I V K EMERG MARKETS FUND; VAN KAMPEN S F I V K G E

ALLOCATION FUND; STATE ST B AND T C INV F F T E RETIR PLANS; WILLIAM AND FLORA HEWLETT FOUNDATION; THE EMM UMBRELLA FUNDS; THE PUBLIC SCHOOL RET SYSTEM OF MISSOURI; NON TEACHER SCHOOL EMPL RET SYST OF MISSO; A.I. DUPONT TESTAMENTARY TRUST; CATERPILLAR INC GROUP INSURANCE P T; CATERPILLAR INC MASTER RETIREMENT T; FORD MOTOR COMPANY OF CANADA, LIMITED PENSION TRUST; STATE OF NEW MEXICO STATE INVESTMENT COUNCIL; GENERAL ELECTRIC PENSION TRUST; TEACHER RETIREMENT SYSTEM OF TEXAS; JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST B; JOHN HANCOCK TRUST INTERN EQUITY INDEX TRUST A; PENSIONSKASSERNES ADMINISTRATION A/S; STATE OF NEW JERSEY COMMON PENSION FUND D; RAILWAYS PENSION TRUSTEE COMPANY LIMITED; WELLINGTON MANAGEMENT PORTFOLIOS (CAYMAN) DIVERSIFIED INFLATION HEDGES P (FOR QUALIFIED INVESTORS); IBM DIVERSIFIED GLOBAL EQUITY FUND; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; JOHN HANCOCK FUNDS II INTERNATIONAL EQUITY INDEX FUND; GE INVESTMENTS FUNDS, INC.; WELLINGTON TRUST COMPANY N.A.; THE CALIFORNIA STATE TEACHERS RETIREMENT SYS.; EMERGING MARKETS EQUITY TRUST 4; THE HONEYWELL INTERNATIONAL INC. MASTER RETIREMENT TRUST; GE INSTITUTIONAL FUNDS; GE FUNDS; EATON VANCE STRUCTURED EMERGING MARKETS FUND; STATE OF CALIFORNIA PUBLIC EMPLOYEES RET SYS.; VANGUARD EMERGING MARKETS STOCK INDEX FUND; WELLINGTON TRUST COMPANY N.A.; WELLINGTON TRUST COMPANY N.A.; FIDELITY SELECT PORTFOLIOS CONSUMER STAPLES PORTFOLIO; MARSICO FLEXIBLE CAPITAL FUND; THE TEXAS EDUCATION AGENCY; PRUDENTIAL RETIREM INSURANCE AND ANNUITY COMP; VANG FTSE ALL-WORLD EX-US INDEX FD, A S OF V INTER E I FDS; STATE OF CALIFORNIA PUBLIC EMPLOYEES RET SYS.; VARIABLE INS PRODUCTS FUND IV: CONSUMER STAPLES PORTFOLIO; WELLINGTON TRUST COMPANY N.A.; ILLINOIS STATE BOARD OF INVESTMENT; NORTHERN TRUST QUANTITATIVE FUND PLC; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; VARIABLE INSURANCE PRODUCTS FUND IV: EMERGING MARKETS PORTFO; COLLEGE RETIREMENT EQUITIES FUND; EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND; GEUT EMERGING EQUITY PASSIVE 1; DUPONT AND RELATED COMPANIES DEFINED CONTRIBUTION PLAN MASTER TRUST; MORGAN STANLEY DEAN WITTER INTL FUND; JOHN HANCOCK TRUST DISCIPLINED DIVERSIFICATION TRUST; GMAM INVESTMENT FUNDS TRUST; ELFUN DIVERSIFIED FUND; STATE OF CALIFORNIA PUBLIC EMPLOYEES RET SYS.; STATE OF CALIFORNIA PUBLIC EMPLOYEES RET SYS.; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS; NORTHERN TRUST LUXEMBOURG MANAGEMENT COMPANY S.A ON BEHALF OF UNIVEST; ING RUSSELL GLOBAL LARGE CAP INDEX 85% PORTFOLIO; TEACHER RETIREMENT SYSTEM OF TEXAS; TEACHER RETIREMENT SYSTEM OF TEXAS; THE FUTURE FUND BOARD OF GUARDIANS; ISHARES MSCI BRAZIL (FREE) INDEX FUND; PPL SERVICES CORPORATION MASTER TRUST; EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND B; EMERGING MARKETS STRATEGIC INSIGHTS NON-LENDABLE FUND; WELLINGTON MANAGEMENT PORTFOLIOS (DUBLIN) P.L.C. ; BARCLAYS GLOBAL INVESTORS NA; BGI EMERGING MARKETS STRATEGIC INSIGHTS FUND LTD; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; EMERGING MARKETS INDEX FUND E; FIDELITY INVESTMENT SERVICES LTD. FOR AND ON BEHALF OF

FIDELITY INSTITUTIONAL EMERGING MARKET FUND; THE LATIN AMERICAN DISCOVERY FUND INC; MORGAN STANLEY OFFSHORE EMERGING MARKETS FUND; MORGAN STANLEY INVESTMENT FUNDS EMERGING MARKETS EQUITY FUND; MORGAN STANLEY INVESTMENT FUNDS LATIN AMERICAN EQUITY FUND; EQ ADVISORS TRUST - EQ/VAN KAMPEN EMERGING MARKETS EQUITY PORTFOLIO; JAPAN TRUSTEE SERVICES BANK,LTD AS TRUSTEE FOR THE SUMITOMO TRUST & BANKING CO.,LTD AS TRUSTEE FOR MORGAN STANLEY LATIN AMERICA EQUITY FUND (FOR QUALIFIED INSTITUTIONAL INVESTORS ONLY); JAPAN TRUSTEE SERVICES BANK, LTD AS TRUSTEE FOR THE SUMITOMO TRUST & BANKING CO., LTD AS TRUSTEE FOR MORGAN STANLEY GLOBAL EMERGING MARKETS EQUITY MOTHER FUND; PENN SERIES EMERGING MARKETS EQUITY FUND; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; NORGES BANK; NORGES BANK; NORGES BANK; NORGES BANK; FRANKLIN TEMPLETON INVESTMENT FUNDS; FRANKLIN TEMPLETON CORPORATE CLASS LTD; VANGUARD INVESTMENT SERIES, PLC; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS; T.ROWE PRICE INTERNATIONAL FUNDS: T.ROWE PRICE LATIN AMERICA FUND; T.ROWE PRICE FUNDS SICAV; T.ROWE PRICE EMERGING MARKETS STOCK FUND; T.ROWE PRICE I INT FUNDS, INC. ON BEHALF OF ITS SEPARATE SER T.ROWE PRICE IEMER MARKET EQUITY FUND; T.ROWE PRICE T CO,TRT OF THE INT COMMON T FUND ON BEHALF OF ITS UNDERLYING T, EMERGING MARKETS E T; T.ROWE PRICE FUNDS SICAV; AXA PREMIER VIP TRUST - MULTIMANAGER MID CAP VALUE PORTFOLIO; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST;SERGIO FEIJAO FILHO; ALDA DO AMARAL ROCHA;PETER PING HO.

IMPORTANT NOTICE

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This notice is not an offering document or constitutes an offering for the disposal or request of offering for the purchase of any securities or even a request of any vote or approval.

Investors of “American Depositary Receipts” (“ADRs”) of SADIA and holders of preferred shares of SADIA are advised to read the information document provided in respect of the association between SADIA and BRF – BRASIL FOODS S.A. (“BRF”), considering it shall contain relevant information.

American investors holding common shares of SADIA are advised to read any other materials drafted by BRF to the shareholders holding common shares of Sadia regarding the merger, considering that such documents shall contain relevant information. BRF expects to submit copies of such documents to the U.S. Securities and Exchange Commission (“SEC”) as soon as such documents are available, and the investors are entitled to obtain copies of such documents and any other documents filed by the Companies with SEC at the SEC website: www.sec.gov. Copies of any other information documents prepared for the holders of ADRs or American shareholders holding common or preferred shares of SADIA also may be obtained free of charge with BRF, if available.